[A&F LETTERHEAD]
January 25, 2009
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Abercrombie & Fitch Co. Form 10-K for fiscal year ended February 2, 2008 Filed March 28, 2008 File No. 001-12107
Dear Mr. Reynolds:
     This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated January 15, 2009 (the “Comment Letter”) related to the Annual Report on Form 10-K of Abercrombie & Fitch Co. (“A&F” or “we”) for the fiscal year ended February 2, 2008. We have set forth below the text of the comments contained in the Comment Letter followed by our responses.
Form 10-K for the Fiscal Year Ended February 2, 2008
1.	Your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. In future filings please revise these certifications to include the exact language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
•	We have reviewed A&F’s certifications under Item 601(b)(31) of Regulation S-K and, with the exception of the title and a word inadvertently added, believe that there are no modifications from the standard language in Item 601(b)(31). In future filings, we will revise the title and remove the additional word so that these certifications include the exact language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
Legal Proceedings
2.	We note your statements on the class action filed on September 2, 2005 that “all six securities cases allege claims under the federal securities laws” and that the derivative action filed on September 16, 2005 was “seeking to assert claims. . . alleging various breaches of the directors’ fiduciary duty. . . .” In future filings please revise to disclose the factual basis alleged to underlie these proceedings.
•	In our future filings, we will revise the disclosure of the September 5, 2005 class action cases and the September 16, 2005 action to set forth the substantive factual bases alleged to underlie these proceedings.

United States Securities and Exchange Commission
January 25, 2009

In responding to the Comment Letter, A&F acknowledges that:

•	A&F is responsible for the adequacy and accuracy of the disclosure in A&F’s filings under the Securities and Exchange Act of 1934, as amended;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	A&F may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank for your consideration of our responses to the Comment Letter. Please do not hesitate to contact the undersigned at (614) 719-4926 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ David S. Cupps
David S. Cupps
Senior Vice President, General Counsel and Secretary

cc: D. Link — SEC